FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the months of June and July 2002

CLP Power Hong Kong Limited
(Registrant's name in English)

147 Argyle Street
Kowloon, Hong Kong
(Address of Registrant's principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ____

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_______

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Forms D2 - Notification of Changes of Secretary and Directors filed with the Companies Registry in Hong Kong on 13 June and 8 July 2002 respectively.

CR

Companies Registry
公司註冊處

副本 COPY

Certified true and correct copy
For and on behalf of
CLP POWER HONG KONG LIMITED
中華電力有限公司

PETER W. GREENWOOD
COMPANY SECRETARY

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 259

1 Company Name 公司名稱

CLP Power Hong Kong Limited
中華電力有限公司

2 Type of Change 更改事項

* [√] Resignation or cessation 辭職或停職
* [√] New appointment 新委任
* [ ] Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註2) **A. Resignation or cessation 辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* [ ] Secretary 秘書 [√] Director 董事 [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Woodley	Edward Alan

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P934968(9)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
01	07	2002	-

Date 日期

* Please tick the relevant box(es) 請在有關格內加 ✓ 號

Presentor's Name and Address 提交人的姓名及地址

April Chan
147 Argyle Street,
Kowloon,
Hong Kong

For Official Use 請勿填寫本欄

收件日期 RECEIVED
08-07-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第1/97號的第2期修訂(修訂編號第1/99號)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

259

3 Details of Change 更改詳情 (cont'd 續上頁)

(Note 註 3 & 4)

B. Appointment / Change of particulars 委任 / 更改資料

(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事/秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
Appointment of Director	01	07	2002
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名: -

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
Poon 潘	Wai Yin Paul 偉賢

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名: -

Address 地址: House No.12, Marina Cova Stage 1, Hebe Haven, Sai Kung, N.T., Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D020165(1)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.

本通知書包括 ______ 張續頁A及 ______ 張續頁B。

Signed 簽名：[signature]

(Name 姓名)：(April Chan – Deputy Company Secretary)

Date 日期： 8 July 2002

~~Director／Secretary／Manager／Authorized Representative~~ *

董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

CR

Companies Registry
公 司 註 冊 處

副 本
COPY
Certified true and correct copy
For and on behalf of
CLP POWER HONG KONG LIMITED
中華電力有限公司

PETER W. GREENWOOD
COMPANY SECRETARY

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

259

1 **Company Name** 公司名稱

CLP Power Hong Kong Limited
中華電力有限公司

2 **Type of Change** 更改事項

* ☐ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☐ Change of particulars 更改資料

3 **Details of Change** 更改詳情

(Note 註2) A. **Resignation or cessation** 辭職或停職
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

April Chan
147 Argyle Street,
Kowloon,
Hong Kong

For Official Use
請勿填寫本欄

收件日期 RECEIVED
13-06-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第1/97號的第2個修訂(修訂編號第1/99號)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: **259**

3 Details of Change 更改詳情 (cont'd 續上頁)

(Note 註 3 & 4)

B. Appointment / Change of particulars 委任 / 更改資料

(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事/秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Appointment of Director	01	06	2002

Existing Name 現用姓名: -

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
Saunders	Stewart Henry

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名: -

Address 地址: Flat 2307, Towers 1 & 2, Hong Kong Parkview, 88 Tai Tam Reservoir Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P698025(6)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes 0 Continuation Sheet A and 1 Continuation Sheet B.
本通知書包括 0 張續頁A及 1 張續頁B。

Signed 簽名：[signature]

(Name 姓名)：(April Chan – Deputy Company Secretary) Date 日期： 13/6/2002

~~Director / Secretary / Manager / Authorized Representative~~ *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP Power Hong Kong Limited

By: ______________________
Name: Peter W. Greenwood
Title: Company Secretary

Date: 2 August, 2002

CR

Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁B)

Company Number 公司編號: 259

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第3B項）

(Note 註 3 & 4)

Appointment / Change of particulars 委任 / 更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Appointment of Alternate Director to Stewart Henry Saunders	01	06	2002

Existing Name 現用姓名: -

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
Lancaster	Richard Kendall

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名: -

Address 地址: House D, Lakeside Villa, 8 Pik Sha Road, Clearwater Bay, Sai Kung, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P173453(2)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-